SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
UNITED STATES
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Rule 12g-4 (a) (1) (i)
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
(Title of each class of securities covered by this Form)
(Titles of all other securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4 (a) (1) (ii)
Rule 12h-3 (b) (1) (i)
Rule 12g-4 (a) (2) (ii)
Rule 12g-4 (a) (2) (i)
Rule 12h-3 (b) (1) (ii)
Rule 12h-3 (b) (2) (i)
Rule 12h-3 (b) (2) (ii)
Rule 15d-6
Approximate number of holders of record as of the certification or notice date: 40

X

X
(Exact name of registrant as specified in its charter)
Commission File Number:
333-133985-51
Structured Asset Securities Corporation Mortgage Loan Trust 2007-BC2
Mortgage Pass-Through Certificates, Series 2007-BC2
None
Date:
(Signature)
Structured Asset Securities Corporation Mortgage Loan Trust 2007-BC2
Michele Olds
VP Servicer Oversight
Michele Olds
/s/ :
January 28, 2008
(Issuing Entity)
Aurora Loan Services LLC
(Master Servicer)
745 Seventh Avenue, New York, New York, 10019, (212) 526-7000
Class:
Pursuant to the requirements of the Securities Exchange Act of 1934, Structured Asset Securities Corporation has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Structured Asset Securities Corporation, as depositor for Structured Asset Securities Corporation
Mortgage Loan Trust 2007-BC2 Mortgage Pass-Through Certificates, Series 2007-BC2
A1 A2 A3 A4
A5 M1 M2 M3
M4 M5 M6 M7
M8 M9